Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: March 30, 2023

[The following is an employee newsletter posted on VMware's employee website on March 30, 2023]

March 30, 2023 Employee Newsletter VMWARE EMPLOYEES: At Broadcom, our employees are the foundation of our success. We are proud to have a talented, engaged, and diverse workforce of approximately 20,000 people based in 30 countries, many of whom have joined us through acquisitions. How do we recruit and retain this highly skilled workforce? The answer is simple: we encourage excellence and innovation, and reward and support our employees to give their best, collaborate, and contribute to our collective success. In that spirit, Broadcom recognizes our responsibility to connect not only products and customers, but also our workforce and communities. Additional information about our environmental, social, and governance (ESG) initiatives is provided in our annual ESG report, which we recently released. We encourage you to read the report and visit our Corporate Citizenship webpage to learn more. In this fifth edition of the Broadcom + VMware newsletter, we share more on how we strive to ensure that our employees, customers, and communities in which we work and live remain Connected by Broadcom. Sincerely, THE BROADCOM TEAM

We are proud of our commitment to conduct our business with integrity, maintain strong corporate governance, respect human rights, support a strong and diverse workforce, and combat climate change.  Newsweek America’s Greatest Workplaces 2023 for Diversity America’s Most Responsible Companies 2023 America’s Most Trustworthy Companies 2023 2022 American Opportunity Index Best Workplaces to Stay and Thrive at One Company Best Workplaces to Advance Without a College Degree Global Semiconductor Alliance 2022 & 2021 Best Financially Managed Semiconductor Company U.S. Department of Homeland Security Recognized as a Cybersecurity Leader for contributions to the Joint Cyber Defense Collaborative San Jose Aspires Pledged $600,000 with Broadcom Foundation Provided scholarships to San Jose State University, Colorado State University, Spelman College, and the Society of Women Engineers OUR COMMITMENT TO THE PLANET At Broadcom, we understand that climate change poses an immense challenge for society and that a collective effort is required to effectively mitigate the impact of climate change. We seek to manage our business in a sustainable manner that considers the impact of both our direct operations and supply chain on the planet. Broadcom’s goal is to reduce our Scope 1 and Scope 2 greenhouse gas emissions across our operations by 38% by 2030.

EMPLOYEE ENGAGEMENT  We measure our employees’ engagement by our voluntary attrition rate and our annual Employee Ethical Culture survey. We use this important feedback to continuously improve and create a supportive environment for our workforce where they feel their contributions are valued.  In our 2022 Employee Ethical Culture survey, 91.3% of respondents said Broadcom is a great place to work, and 92.6% said they are proud to work at Broadcom. In 2022, our global voluntary attrition rate was 6.5%, which is below the technology industry benchmark.1 1AON, 2022 Salary Increase and Turnover Study – Second Edition, September 2022    DIVERSITY, EQUITY, AND INCLUSION AT BROADCOM  Our  Diversity@Broadcom   initiative   encourages a diverse, equitable, and inclusive community at Broadcom. Through our Diversity@Broadcom initiative, we host global Leadership Talks featuring Broadcom executives and other industry and community leaders. The Leadership Talks provide a forum for leaders and our employees to share their experiences and discuss leadership and diversity, equity, and inclusion (DEI) within Broadcom and our industry.  Our employees can participate in Lean  In Circles. This important community network provides employees with peer mentorship and a safe space where they can share their experiences, build new skills, and lead.  In 2022, we developed and launched Inclusive Leadership toolkits  to empower our leaders with practical guidance and resources and raise awareness of important DEI issues, such as unconscious bias in recruiting, hiring, onboarding, and retention.

DID YOU KNOW?  In honor of this year’s Black History Month, we invited the Co-Founder, President, and CEO of the Renaissance Youth Center (RYC) in South Bronx, NYC to discuss Broadcom Foundation’s partnership with RYC in empowering at-risk inner city youth through the Broadcom Coding with CommitmentTM program. PROTECTING OUR COMMUNITIES  At Broadcom, cybersecurity and data privacy form a core part of our corporate mission and are critical to protecting our customers, our employees, Broadcom, and the broader digital ecosystem. Broadcom is a member of the Joint Cyber Defense Collaborative  (JCDC), a collaboration between U.S. federal agencies and the private sector to strengthen U.S. cyber defenses. As a member of the JCDC, we are proud to help lead the development  of cyber defense plans to protect our nation against cyber activity targeting  U.S.  critical  infrastructure. In 2022, the U.S. Department of Homeland Security recognized Broadcom for our contributions to the mission of the JCDC. To learn more about the transaction, click here.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Sec- tion 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated im- pact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking state- ments are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.  These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant in- debtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of le- gal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.  These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors pre- sented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.  NO OFFER OR SOLICITATION This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broad- com and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/ prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/ prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. IN- VESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY  AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.